Filed Pursuant to Rule 433
Registration Statement No. 333-151351 and No. 333-175764

PRESS RELEASE	FOR IMMEDIATE RELEASE

Tuesday, November 20, 2012

Uruguay Announces Satisfaction of Financing Condition in its Cash Tender Offer

Montevideo, Uruguay: The Republic of Uruguay (“Uruguay”) announced today, in accordance with the schedule of its cash tender offer in which it has announced it accepted bonds from ten series of outstanding bonds denominated in U.S. dollars and Euros, all maturing on or prior to 2022 and launched on Tuesday, November 13, 2012 (the “Cash Tender Offer”), that it has determined that the financing condition under the Cash Tender Offer has been satisfied.

The financing condition related to Uruguay having successfully issued its 4.125% US$ Bonds due 2045 (the “New Bonds due 2045”) to make the payments contemplated by the Cash Tender Offer in an amount and on terms acceptable to Uruguay.  In this context, Uruguay received approximately U.S.$499,476,000 (the net proceeds from the sale of the New Bonds due 2045 for cash and of certain expenses payable by Uruguay) in cash for its New Bonds 2045, which settled today.

Uruguay intends to apply approximately U.S.$499,100,000 of the net proceeds received from the offering for cash of its New Bonds due 2045 (after deducting U.S.$ 376,000 on account of certain other fees and expenses of Uruguay, including the fees payable to the dealer managers in connection with the Exchange Offer (as defined below)) to pay for and retire eligible bonds validly tendered and accepted for purchase by Uruguay in the Cash Tender Offer.  Information regarding the Cash Tender Offer is described in the Cash Tender Offer document dated November 13, 2012.  The Cash Tender Offer expired on Friday, November 16, 2012, at 5:00 p.m., New York City time.  The expected settlement date for the Cash Tender Offer is Wednesday, November 21, 2012.

In addition, Uruguay expects to issue U.S.$354,123,188 of its New Bonds due 2045 in exchange for certain of its outstanding bonds pursuant to an exchange offer that expired on Friday, November 16, 2012 (the “Exchange Offer”).  Information regarding the Exchange Offer is described in a Prospectus Supplement dated November 13, 2012, to the Prospectus dated June 20, 2008, in each case that has been filed with the Securities and Exchange Commission (“SEC”).  The expected settlement date for the Exchange Offer is Wednesday, November 21, 2012.

BNP PARIBAS and Citigroup acted as Dealer Managers, Bondholder Communications Group, LLC acted as Information and Tender Agent and The Bank of New York Mellon (Luxembourg) S.A. acted as Luxembourg Tender Agent for the Cash Tender Offer.

This announcement is not an offer or a solicitation of offers to exchange or tender any securities.  Any offer will be made solely by the documents referred to above.  The distribution of materials relating to any offer, and the transactions contemplated by any offer, may be restricted by law in certain jurisdictions.  If materials relating to any offer come into your possession, you are required by Uruguay to inform yourself of and to observe all of these restrictions.  The materials relating to any offer does not constitute, and may not be used in connection with, an offer or solicitation in any place where such offers or solicitations are not permitted by law.

The following additional information of Uruguay and regarding the securities is available from the SEC’s website and also accompanies this free-writing prospectus:

http://www.sec.gov/Archives/edgar/data/102385/000119312512309047/d375607d18k.htm

http://www.sec.gov/Archives/edgar/data/102385/000119312512309047/d375607dex99d.htm

http://www.sec.gov/Archives/edgar/data/102385/000090342312000529/rou-18ka1_1109.htm

http://www.sec.gov/Archives/edgar/data/102385/000090342312000529/rou-18ka1es99e_1109.htm

http://www.sec.gov/Archives/edgar/data/102385/000090342308000510/repofur-sba1_0619.htm

http://www.sec.gov/Archives/edgar/data/102385/000119312511195798/dsbmef.htm

http://www.sec.gov/Archives/edgar/data/102385/000119312512465907/d438381d424b3.htm

http://www.sec.gov/Archives/edgar/data/102385/000119312512465965/d441272dfwp.htm

http://www.sec.gov/Archives/edgar/data/102385/000090342312000538/repofuruguay-fwp_1113.htm

http://www.sec.gov/Archives/edgar/data/102385/000119312512468392/d441288d424b2.htm

http://www.sec.gov/Archives/edgar/data/102385/000119312512468909/d439371dfwp.htm

http://www.sec.gov/Archives/edgar/data/102385/000090342312000559/repofuruguay-fwp_1114.htm

http://www.sec.gov/Archives/edgar/data/102385/000119312512471318/d440309dfwp.htm

http://www.sec.gov/Archives/edgar/data/102385/000119312512474305/d440898d424b5.htm

http://www.sec.gov/Archives/edgar/data/102385/000090342312000567/repofuruguay-fwp_1119.htm

Uruguay has filed registration statements (including a prospectus) with the SEC for the offering of securities to which this communication relates.  Before you invest, you should read the prospectus in those registration statements and other documents the issuer has filed with the SEC for more complete information about the issuer and such offering of securities.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Uruguay or the dealer managers will arrange to send you the prospectus or any prospectus supplement for these offerings if you request them by calling BNP PARIBAS at (1) 888 210 4358 (in the U.S.) or (1) 212 841 3059 (outside the U.S.), or Citigroup at (1) 800 558 3745 (in the U.S.) or (1) 212 723 6108 (outside the U.S.).

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.